YogaClub LLC
Unaudited Financial Statements
2018 - 2019

Yoga Club LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	$7,631,609.06
Cost of Goods Sold	$4,291,643.91
GROSS PROFIT	$3,339,965.15
Expenses	
6100 Payroll Related	628,578.30
6200 Facility Related	52,612.37
6300 Professional Fees	504,296.15
6400 Technology Related	117,460.87
6500 Adv, Mktg, & Promotion	1,498,901.43
6600 General & Administrative	998,916.43
6700 Warehouse Related	84,995.73
6800 Travel & Entertainment	20,750.37
6900 Research & Development	16,254.58
6990 Other G&A Costs	227,675.21
Total Expenses	$4,150,441.44
NET OPERATING INCOME	$ -810,476.29
Other Income	$22,340.87
Other Expenses	$16,851.64
NET OTHER INCOME	$5,489.23
NET INCOME	$ -804,987.06

Yoga Club LLC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	$11,136,563.54
Cost of Goods Sold	$6,752,607.01
GROSS PROFIT	$4,383,956.53
Expenses	
6100 Payroll Related	710,208.81
6200 Facility Related	56,527.60
6300 Professional Fees	768,332.60
6400 Technology Related	195,540.66
6500 Adv, Mktg, & Promotion	3,294,706.68
6600 General & Administrative	1,661,711.31
6700 Warehouse Related	98,282.87
6800 Travel & Entertainment	32,190.48
6900 Research & Development	40,395.36
6990 Other G&A Costs	412,793.64
Total Expenses	$7,270,690.01
NET OPERATING INCOME	$ -2,886,733.48
Other Income	$14,764.57
Other Expenses	$22,963.94
NET OTHER INCOME	$ -8,199.37
NET INCOME	$ -2,894,932.85

Yoga Club LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$239,652.36**
Accounts Receivable	**$41,900.00**
Other Current Assets	
1200 Inventory	**1,586,479.77**
1201 Undeposited Funds	0.00
1300 Prepaid Expenses	**17,803.22**
1400 Prepaid Inventory	**95,796.91**
1450 Prepaid Vendor Shipping	410.00
Accrued Revenue	68,017.82
Total Other Current Assets	**$1,768,507.72**
Total Current Assets	**$2,050,060.08**
Other Assets	
1800 Deposits	9,134.40
1900 Intangible Assets	**481,242.44**
1910 Loan Origination Fees	**13,333.28**
1920 Goodwill	**2,720.94**
Total Other Assets	**$506,431.06**
TOTAL ASSETS	**$2,556,491.14**

Yoga Club LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$1,391,439.42**
Credit Cards	**$535,973.07**
Other Current Liabilities	
2200 Short-Term Loans Payable	**175,462.42**
2300 Deferred Revenue	**11,792.00**
2400 Accrued Expense	7,225.06
2500 Sales Tax Payable	**6,875.05**
2550 CAD VAT Payable	0.00
2600 Interest Payable	**0.00**
Total Other Current Liabilities	**$201,354.53**
Total Current Liabilities	**$2,128,767.02**
Long-Term Liabilities	
2700 Gift Card Liability - Vie	2,916.57
2800 Convertible Notes	0.00
2850 Notes Payable	204,306.69
2900 Loans	**714,285.70**
2999 Due to/from Scott Yamano	0.00
Total Long-Term Liabilities	**$921,508.96**
Total Liabilities	**$3,050,275.98**
Equity	
3000 Opening Balance Equity	0.00
3100 Retained Earnings	-1,302,959.78
3200 Member's Equity	1,864,162.00
3300 Class A Stock Conversion	-250,000.00
Net Income	-804,987.06
Total Equity	**$ -493,784.84**
TOTAL LIABILITIES AND EQUITY	**$2,556,491.14**

Yoga Club LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$33,790.21**
Accounts Receivable	**$7,744.18**
Other Current Assets	
1200 Inventory	**1,244,282.15**
1201 Undeposited Funds	0.00
1300 Prepaid Expenses	**16,797.15**
1400 Prepaid Inventory	**104,258.41**
1450 Prepaid Vendor Shipping	0.00
Accrued Revenue	0.00
Total Other Current Assets	**$1,365,337.71**
Total Current Assets	**$1,406,872.10**
Other Assets	
1800 Deposits	5,734.40
1900 Intangible Assets	**533,398.93**
1910 Loan Origination Fees	**3,333.20**
1920 Goodwill	**2,434.50**
Total Other Assets	**$544,901.03**
TOTAL ASSETS	**$1,951,773.13**

Yoga Club LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$1,801,250.19**
Credit Cards	**$803,941.43**
Other Current Liabilities	
2200 Short-Term Loans Payable	**551,379.03**
2300 Deferred Revenue	**1,200.00**
2400 Accrued Expense	0.00
2450 Accrued COGS	2,517.54
2500 Sales Tax Payable	**8,714.64**
2550 CAD VAT Payable	0.00
2600 Interest Payable	**0.00**
Total Other Current Liabilities	**$563,811.21**
Total Current Liabilities	**$3,169,002.83**
Long-Term Liabilities	
2700 Gift Card Liability - Vie	6,195.38
2800 Convertible Notes	0.00
2850 Notes Payable	122,761.36
2900 Loans	**2,042,531.25**
2999 Due to/from Scott Yamano	0.00
Total Long-Term Liabilities	**$2,171,487.99**
Total Liabilities	**$5,340,490.82**
Equity	
3000 Opening Balance Equity	0.00
3100 Retained Earnings	-2,107,946.84
3200 Member's Equity	1,864,162.00
3300 Class A Stock Conversion	-250,000.00
Net Income	-2,894,932.85
Total Equity	**$ -3,388,717.69**
TOTAL LIABILITIES AND EQUITY	**$1,951,773.13**

Yoga Club LLC
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		-804,987.06
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1100 Accounts Receivable		-41,900.00
1200 Inventory		-359,627.50
1300 Prepaid Expenses		-9,906.51
1310 Prepaid Expenses:Prepaid Confs/Events/Ads/Mktg		700.00
1340 Prepaid Expenses:Prepaid Rent		-1,859.00
1350 Prepaid Expenses:Prepaid Legal		0.00
1400 Prepaid Inventory		116,752.70
1410 Prepaid Inventory:Prepaid Inventory - Vie		-83,609.41
1450 Prepaid Vendor Shipping		631.70
Accrued Revenue		-68,017.82
Inventory:Inventory in Transit		1,423.10
Inventory:Poshmark Inventory		0.00
Inventory:Vie Inventory		-115,852.60
Inventory:Vie Raw Materials		-39,647.60
1901 Intangible Assets:Accumulated Amortization - Intangibles		103,178.67
1911 Loan Origination Fees:Accum Amortization - Loan Origination Fees		6,666.72
1921 Goodwill:Accum Amortization - Goodwill		143.22
2000 Accounts Payable		451,420.34
2100 American Express		168,185.66
2150 Chase CC-2195 (YC)		60,728.27
2160 Chase CC-8131 (DPalmer)		0.00
2210 Short-Term Loans Payable:Clearbanc		175,462.42
2300 Deferred Revenue		-165,096.57
2310 Deferred Revenue:Deferred Revenue - YC		3,000.00
2320 Deferred Revenue:Deferred Revenue - Vie		8,792.00
2400 Accrued Expense		-733.25
2510 Sales Tax Payable:CA Sales Tax Payable		-23,753.73
2515 Sales Tax Payable:CT Sales Tax Payable		286.00
2520 Sales Tax Payable:ID Sales Tax Payable		901.44
2525 Sales Tax Payable:ID-Ketchum Sales Tax Payable		255.38
2530 Sales Tax Payable:NV Sales Tax Payable		1,737.52
2540 Sales Tax Payable:TX Sales Tax Payable		0.00
2550 CAD VAT Payable		-11,218.33
Interest Payable:Interest Payable KoBre Holdings		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**179,042.82**
Net cash provided by operating activities	**-$**	**625,944.24**
INVESTING ACTIVITIES		
1800 Deposits		-7,083.40

1900 Intangible Assets		-207,181.59
1910 Loan Origination Fees		-20,000.00
1920 Goodwill		-2,864.16
Net cash provided by investing activities	**-$**	**237,129.15**
FINANCING ACTIVITIES		
2700 Gift Card Liability - Vie		2,916.57
2850 Notes Payable		204,306.69
2900 Loans		-250,000.00
2910 Loans:Bluevine		-72,239.60
2920 Loans:Harper Partners		714,285.70
3200 Member's Equity		350,000.00
3300 Class A Stock Conversion		-250,000.00
Net cash provided by financing activities	**$**	**699,269.36**
Net cash increase for period	**-$**	**163,804.03**
Cash at beginning of period		403,456.39
Cash at end of period	**$**	**239,652.36**

Yoga Club LLC
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-2,894,932.85
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1100 Accounts Receivable		34,155.82
1200 Inventory		316,659.59
1300 Prepaid Expenses		8,547.07
1310 Prepaid Expenses:Prepaid Confs/Events/Ads/Mktg		600.00
1340 Prepaid Expenses:Prepaid Rent		1,859.00
1350 Prepaid Expenses:Prepaid Legal		-10,000.00
1400 Prepaid Inventory		-13,429.65
1410 Prepaid Inventory:Prepaid Inventory - Vie		4,968.15
1450 Prepaid Vendor Shipping		410.00
Accrued Revenue		68,017.82
Inventory:Inventory in Transit		531.90
Inventory:Vie Inventory		53,277.57
Inventory:Vie Raw Materials		-28,271.44
1901 Intangible Assets:Accumulated Amortization - Intangibles		143,099.95
1911 Loan Origination Fees:Accum Amortization - Loan Origination Fees		10,000.08
1921 Goodwill:Accum Amortization - Goodwill		286.44
2000 Accounts Payable		409,810.77
2100 American Express		-414,999.19
2110 Brex		641,134.87
2120 SVB Credit Card		37,931.00
2150 Chase CC-2195 (YC)		3,901.68
2160 Chase CC-8131 (DPalmer)		0.00
2210 Short-Term Loans Payable:Clearbanc		375,916.61
2310 Deferred Revenue:Deferred Revenue - YC		-1,800.00
2320 Deferred Revenue:Deferred Revenue - Vie		-8,792.00
2400 Accrued Expense		-7,225.06
2450 Accrued COGS		2,517.54
2510 Sales Tax Payable:CA Sales Tax Payable		1,615.38
2515 Sales Tax Payable:CT Sales Tax Payable		862.00
2520 Sales Tax Payable:ID Sales Tax Payable		-723.82
2525 Sales Tax Payable:ID-Ketchum Sales Tax Payable		-255.38
2530 Sales Tax Payable:NV Sales Tax Payable		341.41
2550 CAD VAT Payable		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**1,630,948.11**
Net cash provided by operating activities	**-$**	**1,263,984.74**
INVESTING ACTIVITIES		
1800 Deposits		3,400.00
1900 Intangible Assets		-195,256.44

Net cash provided by investing activities	**-$**	**191,856.44**
FINANCING ACTIVITIES		
2700 Gift Card Liability - Vie		3,278.81
2850 Notes Payable		-81,545.33
2920 Loans:Harper Partners		-714,285.70
2930 Loans:Decathlon		2,042,531.25
Net cash provided by financing activities	**$**	**1,249,979.03**
Net cash increase for period	**-$**	**205,862.15**
Cash at beginning of period		239,652.36
Cash at end of period	**$**	**33,790.21**

YogaClub LLC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2018 AND 2019

____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

YogaClub LLC ("the Company") is a corporation formed under the laws of the State Of Delaware.

The Company derives revenue from generating recurring payments from customers for a membership primarily consisting of women's apparel. Additionally, the company also receives revenue from promoting other companies' products to their customers.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2002 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to other companies for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company does maintain inventory items relevant to its operation at a 3rd party logistics location. Fosdick Fulfillment 26 Barnes Industrial Park N, Wallingford, CT 06492

Property and Equipment

The Company does not currently capitalize any long lived assets.

Goodwill

The Company does currently capitalize goodwill related to an asset purchase of Vie Active LLC.

Software Capitalization

The Company does capitalize software development costs. We are amortizing the cost of that development currently.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2016-2019.

The Company is subject to Franchise Tax requirements in the State of California and Delaware.

NOTE D- GUARANTEED PAYMENTS

As of 2019 payments made to members are listed as Guaranteed payments on the balance sheet.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2019, the date that the financial statements were available to be issued.

(Unaudited financials)

Yoga Club LLC
Statement of Members' Equity
January 1, 2018 to December 31, 2019

	Members' Capital	Accumulated Deficit	Total
Balance January 1, 2018	$ 1,864,161	$ (1,302,960)	$ 561,201
Repurchase of Class A units	(250,000)	-	(250,000)
Net loss	-	(804,987)	(804,987)
Balance December 31, 2018	1,614,161	(2,107,947)	(493,786)
Net loss	-	(2,894,933)	(2,894,933)
Balance December 31, 2019	$ 1,614,161	$ (5,002,880)	$ (3,388,719)